November 3, 2005



Mr. Eric J. Kuhn
Chief Executive Officer
Varsity Group, Inc.
1850 M Street, NW, Suite 1150
Washington, D.C. 20036

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		File Date: March 31, 2005
		File No. 000-28977

Dear Mr. Kuhn:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief